Independent Bank Group, Inc.

7777 Henneman Way

McKinney, TX 75070

May 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michelle Miller
Sharon Blume
John Stickel
J. Nolan McWilliams

Re:	Request for Withdrawal of Independent Bank Group, Inc.
Registration Statement on Form S-4
Filed January 21, 2020
File No. 333-235993

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Independent Bank Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-235993), together with all exhibits thereto, initially filed with the Commission on January 21, 2020 and amended on March 6, 2020 (the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was initially filed with respect to the proposed issuance of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), and 6.50% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share (“Company Preferred Stock”), in connection with the Agreement and Plan of Merger, dated as of December 9, 2019 (the “Merger Agreement”), by and between the Company and Texas Capital Bancshares, Inc. (“TCBI”). On March 22, 2020, as reported on a Current Report on Form 8-K filed by the Company with the Commission on March 26, 2020, the Company and TCBI terminated the Merger Agreement pursuant to a mutual termination agreement. Consequently, the Company will not proceed with the issuance of Company Common Stock or Company Preferred Stock as contemplated by the Merger Agreement and the Registration Statement.

No shares of Company Common Stock or Company Preferred Stock were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement may be credited as an offset to the filing fees for future registration statements.

U.S. Securities and Exchange Commission

May 29, 2020

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Jacob A. Kling of Wachtell, Lipton, Rosen & Katz at (212) 403-1003 or by email at JAKling@wlrk.com.

U.S. Securities and Exchange Commission

May 29, 2020

Very truly yours,

/s/ David R. Brooks
David R. Brooks
Chairman of the Board, President and Chief Executive Officer